

15048503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015
201

SEC FILE NUMBER

8-01402

01402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	01/01/14	AND ENDING	12/31/14
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor

(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Christopher R. Allison__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _M.E. Allison & Co., Inc._ , as of December 31 , 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title
Presi dent

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report on Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
M. E. Allison & Co., Inc.

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, TX
February 27, 2015

www.cfllp.com

8750 N. Central Expressway	972.387.4300	
Suite 300	800.834.8586	Member:
Dallas, TX 75231-6464	972.960.2810 fax	

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash		$ 18,120
Deposits with and receivable from clearing broker-dealers		221,093
Underwriting fees receivable		42,326
Financial advisory fees receivable		195,106
Securities owned, at fair value		1,253,069
Note receivable - related party		366,106
Property and equipment - at cost:		
Furniture and fixtures	$ 495,597	
Leasehold improvements	40,250	
Total property and equipment	535,847	
Less: Accumulated depreciation and amortization	(513,614)	22,233
Goodwill		13,000
Other intangible assets, net		74,750
Other assets		67,895
		$ 2,273,698

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses		$ 229,132
Payable to clearing broker-dealer		511,172
		740,304

Stockholders' equity

Common stock, par value $100; 385 shares issued	
and outstanding; 500 shares authorized	38,500
Additional paid-in capital	3,850
Retained earnings	1,491,044
Total stockholders' equity	1,533,394
	$ 2,273,698

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues

Financial advisory fees	$	591,623
Municipal underwriting fees		272,396
Investment advisory fees		126,388
Commissions		1,071,449
Insurance Based Income		150,246
Mutual funds		477,636
Net trading gains		217,390
Interest and dividends		98,567
Net unrealized gains on investment securities		(72,724)
Net realized gains on investment securities		241,043
Other		12,236
Total revenues		3,186,250

Expenses

Employee compensation including commissions	2,118,290
Clearing expense	150,835
Communications	33,534
Occupancy and equipment	190,266
Regulatory	12,582
Interest	40,822
Other expenses	393,041
Total expenses	2,939,370

Net income (loss) before income taxes		246,880
Provision (benefit) for income taxes		(14,910)
Net Income (Loss)	$	261,790

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2013	385	$ 38,500	$ 3,850	$ 1,247,254	$ 1,289,604
Dividends paid				(18,000)	(18,000)
Net income (loss)				261,790	261,790
Balances, December 31, 2014	385	$ 38,500	$ 3,850	$ 1,491,044	$ 1,533,394

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2014

Balance, December 31, 2013	$	--
Increases		--
Decreases		--
Balance, December 31, 2014	$	--

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities

Net income (loss)	$ 261,790
Adjustments to reconcile net income (loss) to net	
cash provided (used) by operating activities:	
Depreciation and amortization	27,964
Unrealized losses on investments securities	72,724
Realized gains on investments securities	(241,043)
Changes in assets and liabilities:	
Decrease in deposit with and receivable from clearing broker-dealers	98,941
Increase in underwriting fees receivable	(41,202)
Increase in financial advisory fees receivable	(170,938)
Decrease in trading securities owned	933,171
Increase in other assets	(25,552)
Decrease in accounts payable and accrued expenses	(103,551)
Decrease in payable to clearing broker-dealer	(1,345,708)
Decrease in income tax payable	(7,500)
Net cash provided (used) by operating activities	(540,904)

Cash flows from investing activities

Purchase of investment securities	(6,074,446)
Proceeds from sale of investment securities	5,978,076
Equipment purchases	(4,902)
Net cash provided (used) by investing activities	(101,272)

Cash flows from financing activities

Dividends paid	(18,000)
Net cash provided (used) by financing activities	(18,000)
Net decrease in cash and cash equivalents	(660,176)
Cash and cash equivalents at beginning of year	678,296
Cash and cash equivalents at end of year	$ 18,120

Supplemental schedule of cash flow information

Cash paid for income taxes	$ -
Cash paid for interest	$ 40,822

The accompanying notes are an integral part of these financial statements.

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,533,394
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Financial advisory fees receivable	195,106	
Note receivable - related party	366,106	
Property and equipment, net	22,233	
Goodwill	13,000	
Other intangible assets	74,750	
Other assets	67,895	739,390
Net capital before haircuts on securities positions		794,004
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	45,631	
Other securities	83,288	
Undue Concentration	47,559	(176,478)
Net capital		$ 617,526

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 229,132
Total aggregate indebtedness	$ 229,132

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	15,277
Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	250,000
Net capital in excess of minimum required	$	367,522
Net Capital less greater of 10% of aggregate indebtedness or 120% of Minimum dollar net capital requirement	$	317,522
Ratio: Aggregate indebtedness to net capital	0.37	to 1

Reconciliation with Company's Computation

Reconciliation of differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's (unaudited) FOCUS Part IIA:	$	619,520
Adjustments:		
Decrease in haircuts on other securities		316
Increase in haircuts debt securities		(2,310)
Net capital per audited report	$	617,526

Schedule II

M.E. ALLISON & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers".

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Southwest Securities, Inc.
                              National Financial Services, LLC

Note 1 - Summary of Significant Accounting Policies

Business Operations

M. E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rules 15c3-3(k)(2)(ii) and (k)(2)(i), which provide that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Business Combination

The Company entered into an agreement, effective November 1, 2012, for consideration of $130,000 in cash whereby it purchased the securities business of Presidio Financial, Inc. ("Seller") in a transaction accounted for as a business combination under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Seller is also entitled to additional payments (contingent consideration) of $17,500 on each on the first two anniversary dates of the agreement, if certain net commission thresholds are met. The following summarizes the allocation of the purchase price based on estimated fair market values at the date of acquisition.

Customer accounts and relationships of securities brokerage business	$ 78,000
Customer accounts and relationships of direct mutual fund business	31,200
Customer accounts and relationships of insurance products business	7,800
Goodwill	13,000
Total consideration	$ 130,000

The Company paid contingent consideration of $17,500 on the first anniversary date in 2013 and $17,500 on the second anniversery date. Both amounts were recognized as other expenses in the statement of income as the liability for the estimated fair value of contingent consideration was estimated to be $-0- at the time of the purchase. There are no more contingent payments.

Municipal Underwriting and Financial Advisory Fees

Underwriting fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Financial advisory fees are earned from providing services to local governmental bodies. Underwriting and transaction related financial advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Other financial advisory services are performed under ongoing contracts. Revenues under these contracts are earned in the period services are provided.

Securities Transactions

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade-date basis.

Securities owned are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 1 -   Summary of Significant Accounting Policies, continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided principally by accelerated methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses, disallowed charitable contributions, and capital losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to four years from the date of filing.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in the business combination discussed above. The Company has one reporting unit based on guidance in U.S. GAAP.

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair value of the Company's goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on the results of a qualitative evaluation, the Company determined that no impairment existed at December 31, 2014.

Note 1 -   Summary of Significant Accounting Policies, continued

Other Intangibles

Intangible assets consist of definite lived assets recognized in the business combination discussed above. Impairment of other intangible assets is assessed at least annually or more often upon the occurrence of an indicator of impairment through a comparison of their carrying amounts and estimated fair values. An indicator of impairment exists if the carrying value of an other intangible asset exceeds its estimated fair value, and an impairment loss may be recognized up to that excess. The Company's impairment testing indicated the fair value of its other intangible assets exceeded their carrying values at December 31, 2014.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 -   Deposits with and Receivable from Clearing Broker-Dealers

Deposit with clearing broker-dealer consists of cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealers is comprised of commissions and other items. Such amounts are normally collected within 15 days after month end.

Note 3 -   Receivables

Underwriting fees receivable are due from other broker-dealers and consist of amounts due from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end.

Financial advisory fees receivable are due from local governments and are generally collected within sixty days after month end.

Note 4 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $617,526 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 -   Securities Owned

Securities owned at fair value as of December 31, 2014 consist of listed equities and state and municipal obligations and are classified as either trading or investment securities. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

Note 5 -   Securities Owned, continued

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Total	Level 1	Level 2	Level 3
Listed equities	$ 555,254	$ 555,254	$ --	$ --
Asset Backed Securities	99,733		99,733	
State and municipal obligations	598,082		243,084	354,998
	$ 1,253,069	$ 555,254	$ 342,817	$ 354,998

The following table presents a reconciliation of investments measured at fair value using unobservable inputs (Level 3):

Balance at January 1, 2014	$ --
Purchases	$ 343,842
Unrealized gains	$ 11,156
Balance at December 31, 2014	$ 354,998

The Company did not hold any financial liabilities measured at fair value at December 31, 2014.

Note 6 -   Other Intangible Assets

Other intangible assets acquired in the business combination discussed in Note 1 aggregate $117,000, net of accumulated amortization of $42,250. These intangible assets consist of customer accounts and relationships that are being amortized on a straight-line method over an estimated life of six years. Amortization expense aggregated $19,500 for 2014. Amortization expense will be approximately $19,500 per year for the next three years and $16,250 in the 5th year.

Note 7 -   Commitment and Contingencies

The Company has an operating lease for office space owned by a stockholder/officer. The lease provides for an option to renew for 5 years. Future minimum lease obligations follow:

Year Ending December 31,	
2015	$ 93,170
2016	93,170
2017	46,585
	$ 232,925

Rent expense under operating leases was $93,170 during 2014.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2014.

Note 8 -   Income Taxes

The provision for income taxes consists of current income taxes that have been reduced by the utilization of net operating loss and capital loss carry forwards. Current income benefit consists of a refund from the carry back of net operating losses. Deferred income tax expense has been offset by a $73,063 decrease in the valuation allowance.

Deferred income tax assets (liabilities) follow:

Capital losses	$ 132,601
Investment securities	24,003
Net operating losses	5,412
Charitable contributions	3,430
Total deferred income tax assets	165,446
Deferred installment sale	(111,932)
Goodwill and other intangible assets	(7,980)
Total deferred income tax liabilities	(119,912)
Net deferred tax assets	45,534
Valuation allowance	(45,534)
Net	$ --

Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to tax exempt interest, meals and entertainment and club dues.

Capital loss carryforwards expire as follows:

Year Ending December 31,	
2015	231,457
2016	158,546
	$ 390,003

Net operating loss carry forwards of $15,917 expire in 2033 and charitable contributions carry forwards aggregating $10,089 expire in 2016 and 2017.

Note 9 -   Note Receivable Related Party

During 2008 the Company sold an investment in land to the Elsie F. Allison Family Trust ("Trust"), a related party, for an $860,000 note receivable. Interest payments at 2.97% per annum are due March 1st of each year. The principal amount and any unpaid interest is due February 28, 2017. 2014 interest income was $10,844.

Note 10 -   Concentrations

The Company's customer base is primarily located throughout Texas. Deposits with and receivable from clearing broker-dealers are with broker-dealers located in Texas and Massachusetts. Revenues from financial advisory services to one local governmental unit accounted for approximately 5% of total revenues.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 11 -   Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2012. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company made no matching or discrectionary contributions in 2014. The Company discontinued the plan as of December 31, 2014.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2014



ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
M. E. Allison & Co., Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* M. E. Allison & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M. E. Allison & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* M. E. Allison & Co., Inc. stated that M. E. Allison & Co., Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014. M. E. Allison & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M. E. Allison & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

Dallas, Texas
February 27, 2015

www.cfllp.com

8750 N. Central Expressway	972.387.4300	
Suite 300	800.834.8586	Member:
Dallas, TX 75231-6464	972.960.2810 fax	

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

M.E. Allison & Co., Inc.
Exemption Report

M.E. Allison & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):2[i]:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

And

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):2[ii]:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 to December 31, 2014.

I, <u>Christopher Allison,</u> swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Christopher Allison_

Christopher Allison
President
M.E. Allison & Co., Inc.

Report of Independent Registered Public Accounting Firm
On SIPC Annual Assessment
DECEMBER 31, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20********3009*************MIXED AADC 220
001402   FINRA   DEC
M E ALLISON & CO INC
SECOND FLOOR
950 E BASSE RD
SAN ANTONIO TX 76209-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) .... $ 5,452.62

   B. Less payment made with SIPC-6 filed (exclude interest) .... (2,358.30)

   7-31-2014
   ———————————
   Date Paid

   C. Less prior overpayment applied .... (147.65)

   D. Assessment balance due or (overpayment) .... _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) ... $ 2,946.67

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $ 2,946.67

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M.E. Allison & Co., Inc
(Name of Corporation, Partnership or other organization)

Christoph Alli (Authorized Signature)

C.F.O.
(Title)

Dated the 26th day of January, 20 15

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,186,250

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 627,881

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 150,835

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. 173,429

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 12,236

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 40,822

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 40,822

Total deductions 1,005,203

2d. SIPC Net Operating Revenues $ 2,181,047

2e. General Assessment @ .0025 $ 5,452.62

(to page 1, line 2.A.)

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